Exhibit 99.1

NEWS RELEASE

Lorus Therapeutics Signs Research and License Option Agreement with Elanco

- Provides for Development and Commercialization of Selected Compounds

TORONTO, CANADA, April 17, 2013 – Lorus Therapeutics Inc. (TSX: LOR) (“Lorus”), a biopharmaceutical company specializing in the discovery, research and development of pharmaceutical products announced today that it has entered into a research and license option agreement with Elanco, the animal health division of Eli Lilly and Company, to investigate some of Lorus’ compounds for veterinary medicine. According to the agreement, Elanco will fund the research program and has been granted an exclusive option to license the worldwide rights for selected compounds for veterinary use; the terms of which will be negotiated when the option is exercised by Elanco. Lorus retains the rights to develop and commercialize these compounds for human use. No further details of the deal were disclosed.

“We are excited about this partnership with Elanco, a global leader in veterinary medicine, and look forward to advancing these compounds in veterinary medicine,” said Dr. Aiping Young, President and CEO of Lorus. “The support of Elanco enables us to accelerate the development of this promising program with the ultimate goal of bringing a drug from this program to the veterinary market in the shortest possible timeframe.”

About Lorus

Lorus is a biopharmaceutical company focused on the discovery, research and development of novel therapeutics in cancer. The Company also has expertise in antimicrobial drug discovery. Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination with other drugs, to successfully manage cancer. Lorus Therapeutics Inc. is listed on the Toronto Stock Exchange under the symbol LOR. More information is available at www.lorusthera.com.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: our ability to fund future research, our research program plans, our ability to continue as a going concern, our ability to maintain partnerships on an ongoing basis, the potential of this research program for treatment in humans or animals, our ability to accelerate development of this program, the probability that this program will ever be commercialized or that it will constitute a new or improved treatment, the current or future market size of the veterinary care and oncology markets and anticipated growth, the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “believe”, “plan”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others: our ability to continue as a going concern, our ability to obtain the capital required for research and operations, the inherent risks in early stage drug development including demonstrating efficacy, development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our Annual Information Form underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Lorus Therapeutics Inc.’s recent press releases are available through the Company’s website at www.lorusthera.com. For Lorus' regulatory filings on SEDAR, please go to www.Sedar.com.

Enquiries:

For further information, please contact:

Lorus Therapeutics Inc.

Grace Tse

416-798-1200 ext. 380; ir@lorusthera.com

The Trout Group

Lee M. Stern

646-378-2922